Exhibit 99.1

Aurora Cannabis Announces Fiscal 2025 Third Quarter Results

NASDAQ | TSX: ACB

  Reports Total Net Revenue1 of $88.2 Million, up 37% YoY, Including Record Net Revenue1 of $68.1 Million in Global Medical Cannabis, up 51% YoY
  Generates Record Net Income of $31.2 Million, up 282% YoY, and Record Adjusted EBITDA1 of $23.1 Million, up 316% YoY
  Achieves Target of Positive Free Cash Flow1 in Q3, Generating $27.4 Million of Free Cash Flow1
  Maintains Strong Balance Sheet with $180 Million of Cash and Debt-Free Cannabis Business2

EDMONTON, AB, Feb. 5, 2025 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the third quarter fiscal 2025.

"This quarter was record-breaking for Aurora, driven by all-time highs in global medical net revenue1, net income, adjusted EBITDA1, and free cash flow1. These achievements, along with our strong cash position and debt-free cannabis business, underscore Aurora's leadership in the global cannabis industry as we continue to set ourselves apart from our peers," said Miguel Martin, Executive Chairman and Chief Executive Officer for Aurora Cannabis.

"Our strong top-line performance and record adjusted EBITDA1 were mostly fueled by contributions from our global medical cannabis business. International net revenue1 grew 112% and accounted for 60% of global medical cannabis net revenue1. Additionally, our plant propagation segment increased 22%, driven by organic expansion and an enhanced product portfolio, further strengthening our operating model. Our stated goals of continued strategic growth, operational excellence, and long-term sustained profitability are unwavering and we are deeply appreciative of our team's efforts in helping us achieve these milestones," concluded Mr. Martin.

_________________________________________________________________________________________
[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2] Aurora's only remaining debt is non-recourse debt of $57.9 million relating to Bevo Farms Ltd as detailed in the FY2025 Q3 Financial Statements.

Third Quarter 2025 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q3 2025, Q2 2025, and Q3 2024 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $88.2 million, as compared to $64.4 million in the prior year period. The 37% increase from the prior period was mainly due to 51% growth in our global medical cannabis business and 22% growth in our plant propagation business, slightly offset by lower quarterly revenue in our consumer cannabis business.

Consolidated adjusted gross margin before fair value adjustments1 was 65% in Q3 2025 and 53% in the prior year quarter. Adjusted gross profit before FV adjustments1 was $56.0 million in Q3 2025 vs $33.6 million in the prior year quarter, an increase of 67%.

Medical Cannabis:
Medical cannabis net revenue1 was $68.1 million, a 51% increase from the prior year quarter, delivering 77% of Aurora's Q3 2025 consolidated net revenue1 and 90% of adjusted gross profit before fair value adjustments1.

The increase in net revenue1 of $23.1 million was primarily due to higher sales to Australia, Germany, Poland, and the UK, as well as increased revenue in Canada to insurance covered and self-paying patients.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue reached 74% for the three months ended December 31, 2024, compared to 63% in the prior year quarter. The adjusted gross margins before fair value adjustments improved through sustainable cost reductions, higher selling prices, and improved efficiency in production operations, including sourcing for Europe from Canada.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $9.9 million, a 15% decrease compared to $11.6 million in the prior year quarter. The decrease was due to our decision to prioritize the supply of our GMP manufactured products to our high margin global medical cannabis business rather than the consumer business, which offers lower margins.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 26%, decreasing from 29% compared to the prior year quarter. The decrease from the prior year comparative quarter is primarily due to product sales with lower margins relative to the same period in the prior year.

Plant Propagation:
Plant propagation net revenue1 was wholly comprised of the Bevo business, and contributed $8.9 million of net revenue1, a 22% increase compared to $7.3 million in the prior year quarter. The increase was a result of organic growth and expanded product offerings, both arising from increased capacity.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 40% for Q3 2025 and 28% for the prior year quarter. The fluctuations in the plant propagation adjusted gross margin before fair value adjustments is due is due to higher margin ornamental plant sales in the third quarters. Additionally, Bevo's greenhouses are producing at higher capacity.

Selling, General and Administrative ("SG&A"):
Adjusted SG&A1 was $31.3 million in Q3 2025, which excludes $4.9 million of business transformation costs. The increase compared to the three months ended December 31, 2023 relates to higher freight and logistics costs, notably from sales to Europe with the increase in sourcing from Canada and incremental costs following the acquisition of MedReleaf Australia.

Net Income (Loss):
Net income from continuing operations for the three months ended December 31, 2024 was $31.2 million compared to net loss of $17.1 million for the prior year period. The increase in net income of $48.3 million compared to the three months ended December 31, 2023 primarily relates to the improvement in gross profit of $54.0 million, partially offset with a decrease in other income of $5.3 million. The increase in gross profit includes an increase in unrealized gain on changes in fair value of biological assets of $42.4 million, partially offset by an increase in changes in fair value of inventory and biological assets sold of $15.2 million.

Adjusted EBITDA:
Adjusted EBITDA1 increased 316% to $23.1 million for the three months ended December 31, 2024 compared to $5.5 million for the prior year quarter.

Fiscal Q4 2025 Expectations:

  Continued revenue growth across our cannabis business, supported by year over year growth in international medical cannabis.
  Seasonally higher revenues for plant propagation, in line with historical seasonal trends.
  Margins to hold strong and positive adjusted EBITDA to continue.
  Improved operating cash use will be supported by continued spend discipline on capex and expected revenue growth.
  Free cash flow is projected to be modestly positive due to continued revenue growth and improved operating cash use.

Subsequent Events:
Concurrently with filing of the Q3 Financials, the Company has filed a preliminary base shelf prospectus which, together with a corresponding registration statement to be filed with the United States Securities and Exchange Commission, when made final or effective, will replace the Company's existing base shelf prospectus that is due to expire on May 27, 2025 and will qualify the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units of the Company during the 25-month period that it remains effective.

Key Quarterly Financial Results

($ thousands, except Operational Results)	Three months ended
	December 31, 2024	September 30, 2024	$ Change	% Change	December 31, 2023(3)	$ Change	% Change
Financial Results
Net revenue (1a)	$88,198	$81,122	$7,076	9%	$64,375	$23,823	37%
Medical cannabis net revenue (1a)	$68,149	$61,316	$6,833	11%	$45,038	$23,111	51%
Consumer cannabis net revenue (1a)	$9,912	$10,422	($510)	(5%)	$11,623	($1,711)	(15%)
Plant propagation revenue	$8,897	$8,634	$263	3%	$7,285	$1,612	22%
Adjusted gross margin before FV adjustments on total net revenue (1b)	65%	54%	N/A	11%	53%	N/A	12%
Adjusted gross margin before FV adjustments on cannabis net revenue (1b)	67%	57%	N/A	10% 11%	56%	N/A	11%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	74%	68%	N/A	6%	63%	N/A	11%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	26%	14%	N/A	12%	29%	N/A	(3%)
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	40%	19%	N/A	21%	28%	N/A	12%
Adjusted SG&A expense(1d)	$31,262	$31,722	($460)	(1%)	$27,759	$3,503	13%
Adjusted EBITDA (1c)	$23,101	$10,122	$12,979	128%	$5,549	$17,552	316%
Free cash flow (1e)	$27,364	($26,433)	$53,797	204%	($4,702)	$32,066	682%

Balance Sheet
Working capital (1f)	$344,404	$308,580	$35,824	12%	$308,743	$35,661	12%
Cannabis inventory and biological assets (2)	$212,075	$177,999	$34,076	19%	$112,645	$99,430	88%
Total assets	$866,521	$808,774	$57,747	7%	$824,272	$42,249	5%

(1)		These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
	a.	Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b.	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
	c.	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
	d.	Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
	e.	Refer to the "Liquidity and Capital Resources" section for a reconciliation to the IFRS equivalent.
	f.	"Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
(2)		Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(3)		Certain previously reported amounts have been adjusted to exclude the results of discontinued operations and adjusted for non-material prior period adjustments (refer to Note 2 in the condensed consolidated interim financial statements).

Conference Call

Aurora will host a conference call today, Wednesday, February 5, 2025, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Wednesday, February 5, 2025
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's Q3 FY2025 results, statements under the heading "Fiscal Q4 2025 Expectations", including as related to revenue growth and adjusted gross margins, revenue and gross profit in the plant propagation segment, and expectations for positive adjusted EBITDA and free cash flow, statements regarding the Company's continued commitment to strategic growth, operational excellence, and long-term sustained profitability, the filing of the Shelf Prospectus and availability of funds, as well as statements regarding the Company's conference call to discuss results.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the timing, magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company's AIF, MD&A and annual financial statements, which have been filed on SEDAR+ and with the SEC, are also available on the Company's website www.auroramj.com and shareholders may receive hard copies free of charge upon request by contacting aurora@icrinc.com.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the fiscal period ended December 31, 2024 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Three months ended			Nine months ended
	December 31, 2024	September 30, 2024(2)	December 31, 2023(2)	December 31, 2024	December 31, 2023(3)
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	27,295	26,269	25,797	80,681	76,619
International medical cannabis net revenue	40,854	35,047	19,241	95,985	53,250
Total medical cannabis net revenue	68,149	61,316	45,038	176,666	129,869

Consumer cannabis net revenue(1)
Consumer cannabis net revenue(1)	9,912	10,422	11,623	31,867	36,725

Wholesale bulk cannabis net revenue(1)	1,240	750	429	3,610	1,289

Total cannabis net revenue(1)	79,301	72,488	57,090	212,143	167,883
					—
Plant propagation revenue	8,897	8,634	7,285	40,612	34,343

Total net revenue(1)	88,198	81,122	64,375	252,755	202,226

(1)	Net revenue is a Non-GAAP Measure and is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the "Cost of Sales and Gross Margin" section of this MD&A for a reconciliation to IFRS equivalent.
(2)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income (loss), the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended			Nine months ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023(6)
Net income (loss) from continuing operations	31,228	1,675	(17,058)	37,747	(36,816)
Income tax expense (recovery)	841	(1,072)	(67)	2,626	157
Other income (expense)	4,787	(2,995)	(471)	(5,032)	(6,183)
Share-based compensation	1,657	4,468	2,839	9,144	9,688
Depreciation and amortization	5,678	6,380	8,378	18,552	25,770
Acquisition costs	819	991	1,567	2,811	2,356
Inventory and biological assets fair value and impairment adjustments	(28,311)	529	(491)	(40,130)	(8,600)
Business transformation related charges (1)	4,537	3,394	5,132	12,312	17,650
Out-of-period adjustments (2)	—	—	613	—	1,421
Non-recurring items (3)	1,855	(3,248)	5,107	80	5,990
Adjusted EBITDA (4)	23,101	10,122	5,549	38,110	11,433

(1)	Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators. Some prior period amounts have been adjusted for changes in presentation.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods. Some prior period amounts have been adjusted for changes in presentation.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Nine months ended
($ thousands)	December 31, 2024	September 30, 2024	December 31, 2023(2)	December 31, 2024	December 31, 2023(2)
General and administration	23,443	22,036	22,259	68,003	66,135
Sales and marketing	13,077	13,721	12,106	40,822	37,387
Business transformation costs	(4,885)	(4,035)	(5,150)	(13,788)	(15,728)
Out-of-period adjustments	—	—	214	—	(594)
Non-recurring costs	(373)	—	(1,670)	(657)	(2,675)
Adjusted SG&A (1)	31,262	31,722	27,759	94,380	84,525

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Nine months ended
($ thousands)	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	13,815	5,295	(11,390)	17,288	(37,451)
Changes in non-cash working capital	15,805	(29,588)	7,566	(3,101)	(5,206)
Net cash provided by (used in) operating activities from continuing operations	29,620	(24,293)	(3,824)	14,187	(42,657)
Less: maintenance capital expenditures(1)	(2,256)	(2,140)	(878)	(6,766)	(5,188)
Free cash flow(2)	27,364	(26,433)	(4,702)	7,421	(47,845)

(1)	Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	December 31, 2024	Three months ended September 30, 2024	December 31, 2023
Total current assets	494,211	417,675	411,194
Total current liabilities	(149,807)	(109,095)	(102,451)
Working capital(1)	344,404	308,580	308,743

(1) Working capital for the three months ended December 31, 2024 has been adjusted. Refer to discussion under "Liquidity and Capital Resources" section of the MD&A.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 05-FEB-25